SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X                   Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes             No      X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                 )

TABLE OF CONTENTS

Press Release dated July 10, 2002

Press Release dated July 31, 2002

Eni’s 2Q results at June 30, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A

Name:	Fabrizio Cosco
Title:	Company Secretary

PRESS RELEASE

Eni: AgipPetroli and Galp Energia buy the whole distribution network of TotalFinaElf in Spain and sell service stations in Italy and Portugal

AgipPetroli, a subsidiary of Eni, and the Portuguese Galp Energia bought, with respective interests of about 50%, the whole distribution network of TotalFinaElf in Spain: 186 stations with a total throughput of 620 million of litres per year. Furthermore they bought a storage site with a capacity of more than 100 million of litres located along the Mediterranean Spanish coast.

The deal is part of the strategic agreement between AgipPetroli and Galp for the development of their respective Iberian down-stream activities.

On the basis of the agreement, AgipPetroli will sell to TotalFinaElf, 195 service stations in Italy with a total throughput of 270 million of litres per year, while Galp Energia will sell to TotalFinaELf, 111 service stations in Portugal with a total throughput of 260 million of litres per year.

The initiative is in line with AgipPetroli’s target to develop its presence in the Spanish market and in particular in the eastern Mediterranean area in order to reach a market share of more than 5%. For Galp the strengthening of its market share in Spain is part of its development strategy in the Iberian Peninsula.

The agreement between AgipPetroli, Galp Energia and TotalFinaElf will be submitted for approval to the Italian Competition Authority.

San Donato Milanese, July 10, 2002

PRESS RELEASE

ENI: FIRST HALF 2002

Operating income: euro 4,575 million

Net income: euro 2,261 million

Daily hydrocarbon production: 1,455,000 boe

Capital expenditure: euro 3,493 million

Eni’s Board of Directors approved today Eni’s accounts as of June 30, 2002. Eni reported net income of euro 2,261 million. Before non-recurring items (euro 211 million) and the attribution of Snam Rete Gas net income to minorities (euro 199 million), net income decreased by 14.7% (euro 2,671 million as compared to euro 3,133 million1 in the first half of 2001) due essentially to a weak energy scenario characterized by a sharp decline in international oil prices (oil down 11.8%, natural gas down 19.7%) and refining margins (margin on Brent down 79%) whose effects were offset in part by higher volumes sold and efficiency improvement actions. After non-recurring items and the attribution of Snam Rete Gas net income to minorities, Eni’s net income declined by euro 1,276 million over the first half of 2001, down 36.1%.

Daily hydrocarbon production amounted to 1,455,000 barrels of oil quivalent (boe), an increase of 89,000 boe, up 6.5%, despite the production cuts decided by OPEC (which reduced production by 34,000 boe). The production increase was due to: (i) startup of new fields in Algeria, Congo, Angola, Nigeria, Italy, the United States and Pakistan; (ii) production increases recorded mainly in the United Kingdom, Algeria and the United States. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remained at 78%.

In the first half of 2002, streamlining and efficiency improvement actions continued and allowed cost savings amounting to euro 230 million which offset almost entirely salary increases and the effects of inflation.

Eni’s operating income for the first half of 2002 totaled euro 4,575 million, a decrease of euro 1,544 million over the first half of 2001, down 25.2%, due to:

•	a decrease in operating income recorded by the Exploration and Production division (euro 970 million, down 27.8%) related to lower international oil prices, lower natural gas production sold in Italy (9.3 million boe, down 18.8%, mainly due to lower withdrawals from storage), as well as higher asset impairment (euro

1	In order to allow a homogeneous comparison, Eni’s accounts at June 30, 2001 have been restated by assuming from January 1, 2001 the consolidation of Polimeri Europa Srl, which in 2001 had been accounted for with the equity method in view of its sale.

78 million). These negative factors were partly offset by increased hydrocarbon production sold outside Italy (15 million boe, up 8.1%) and increased oil production sold in Italy (3.1 million barrels, up 26.3%) as well as gains on disposal of assets (euro 42 million);

•	a decrease in operating income recorded by the Refining and Marketing segment (euro 544 million, down 81.7%) due mainly to a sharp decline in refining margins (Brent margin was down 79%), which bottomed at a ten-year low, offset in part by higher income from marketing activities related to higher commercial margins in European markets and in Brazil, offset in part by the effects of the sale/closure of service stations in Italy.

Operating income of the second quarter of 2002 amounted to euro 1,875 million, a euro 538 million decrease over the second quarter of 2001, down 22.3%, due mainly to a decline in refining margins (Brent margin was down 68.4%) and lower international oil prices (oil down 9.1%), whose effects were offset in part by higher hydrocarbon production sold (up 9.2%) and a decrease in operating losses of the Petrochemical segment (euro 46 million).

Net sales from operations in the first half of 2002 amounted to euro 23,904 million, representing a euro 2,114 million decrease over the first half of 2001, down 8.1%, due mainly to lower international oil prices and lower prices for main downstream products. These negative factors were offset in part by an increase in oil production sold and higher activity levels in the Oilfield Services and Engineering segment.

Depreciation, amortization and writedown charges in the first half of 2002 (euro 2,541 million) increased by euro 281 million, up 12.4% over the first half of 2001, mainly in the Exploration and Production division due to increased production, higher exploration activity and mineral asset impairment.

Net extraordinary expense in the first half of 2002 amounted to euro 93 million, as compared to net extraordinary income of euro 430 million recorded in the first half of 2001. This negative change amounting to euro 523 million is due to the fact that in the first half of 2001 gains on the sale of assets were recorded for euro 877 million, offset in part by lower restructuring charges, mainly in the Petrochemical segment.

Income taxes for the first half of 2002 (euro 1,822 million) decreased by euro 923 million over the first half of 2001, due to a euro 1,929 decline in income before taxes, offset in part by the negative effects of the adjustment of the reserve for deferred tax liabilities following the 10 point increase in British corporate tax for oil companies (euro 215 million).

Net borrowings at June 30, 2002, amounted to euro 8,500 million, a euro 1,604 million decrease over December 31, 2001.

Capital expenditure (euro 3,493 million, of which 86% concerned the Exploration and Production and Gas & Power divisions) increased by euro 517 million, up 17.4%, and concerned mainly: (i) development of hydrocarbon fields (euro 1,941 million, up 34.2% over the first half of 2001) in Italy, Nigeria, Kazakhstan, Iran, Angola, Venezuela, Libya

and the United Kingdom; (ii) exploration expenditure (euro 421 million, up 13.8% over the first half of 2001) and acquisition of proved and unproved property (euro 201 million); (iii) the Refining and Marketing segment (euro 204 million) essentially for the development of the refined products distribution network in Italy and outside Italy; (iv) development and maintenance of Eni’s natural gas primary transport network in Italy (euro 136 million); (v).prosecution of the development plan of electricity generation capacity (euro 113 million).

Own Shares

In the period from January 1, 2002 to July 30, 2002 a total of 28.5 million own shares were purchased for a total of euro 428 million (at an average of euro 15.02 per share). At July 30, 2002, Eni held 182.9 million own shares, equal to 4.57% of its share capital, for a total of euro 2,496 million (at an average price of euro 13.65 per share).

Stock Option

With reference to the trend of Eni’s share prices in July 2002, the 14.4 million options for the subscription of Eni shares offered to 180 Eni managers are no longer exercisable.

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months. Therefore Eni’s results of operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

Follows the integral text of Eni’s Report on the Second Quarter of 2002 (unaudited).

Rome, July 31, 2002

This press release and Eni’s Report on the Second Quarter of 2002 are available on the Eni Internet site: “www.eni.it”.

Report on the Second Quarter
of 2002

R E P O R T   O N
T H E   S E C O N D
Q U A R T E R   O F   2 0 0 2

C O N T E N T S

Basis of Presentation	2

Income Statement	2
Net Sales from Operations	6
Depreciation, Amortization and Writedowns	8
Net Financial Expense	9
Net Income from Investments	9
Net Extraordinary Income (Expense)	9
Non-recurring Items	10
Income taxes	10
Minority Interests	11

Net Borrowings	11

Capital Expenditure in tangible and intangible assets	11

Main Events	12

Management Expectations of Operations	17

Operating Results by Business Segments
Exploration and Production	19
Gas & Power	21
Refining and Marketing	23
Petrochemicals	25
Oilfield Services and Engineering	26
Annex: Pro-forma Consolidated Financial Statements of Eni and Polimeri Europa Srl at June 30, 2001	27

July 31, 2002

S U M M A R Y   F I N A N C I A L   D A T A

						(million €)
Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

12,136	11,199	(7.7)	Net sales from operations	26,018	23,904	(8.1)

3,562	3,230	(9.3)	Gross operating margin	8,379	7,116	(15.1)

2,413	1,875	(22.3)	Operating income	6,119	4,575	(25.2)

			Net income	3,537	2,261	(36.1)

1,795	1,952	8.7	Capital expenditure and financial investments	2,976	3,493	17.4

			Change in net borrowings at period end	9,105	8,500	(6.6)

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

S U M M A R Y   O P E R A T I N G   D A T A

Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

1,346	1,468	9.1	Daily production of hydrocarbons (1) (thousand boe)	1,366	1,455	6.5

847	927	9.4	Daily production of oil (thousand barrels)	854	919	7.6

499	541	8.4	Daily production of natural gas (1) (thousand boe)	512	536	4.6

11.29	10.37	(8.1)	Sales of natural gas in Italy (2) (billion cubic meters)	31.61	29.39	(7.0)

0.36	1.76	388.9	Sales of natural gas in Europe destined to Italy (billion cubic meters)	0.83	3.76	353.0

2.44	4.79	96.3	Natural gas transported on behalf of third parties in Italy (billion	4.87	9.34	91.8

			cubic meters)

1,339	1,239	(7.5)	Electricity sales (gigawatthour)	2,658	2,605	(2.0)

13.24	13.42	1.4	Sales of refined products (million tonnes)	25.85	25.64	(0.8)

1,671	1,494	(10.6)	Sales of petrochemical products (thousand tonnes)	3,249	3,358	3.4

(1)	Starting in 2001 natural gas production used for own consumption in countries where an alternative market exists is included in production. Daily hydrocarbons production in the first half and second quarter of 2001 was therefore increased by 15,000 boe.

(2)	From primary distribution.

C E R T A I N   M A R K E T   I N D I C A T O R S

Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

27.33	25.04	(8.4)	Average price of Brent dated crude oil (1)	26.59	23.09	(13.2)

2.31	0.73	(68.4)	Average European refining margins (2)	2.24	0.47	(79.0)

0.873	0.919	5.3	Average euro/USD exchange rate	0.898	0.898	0.0

4.6	3.4	(26.1)	Euribor (3)	4.7	3.4	(27.7)

(1)	In USD/barrel. Source: Platt’s Oilgram.

(2)	In USD/barrel FOB Mediterranean market, Brent crude, lead free gasoline. Eni calculations based on Platt’s Oilgram data.

(3)	Percentage.

B A S I S   O F   P R E S E N T A T I O N

Eni’s accounts at June 30, 2002, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) with a regulation contained in decision No. 11971 of May 14, 1999, as amended by later decisions.

Financial information relating to income statement data are presented for the first half and second quarter of 2002 as well as for the first half and second quarter of 2001. Financial information relating to balance sheet data are presented at December 31, 2001, March 31, 2002 and June 30, 2002. In the preparation of this report on the second quarter of 2002, the same accounting principles applied to the preparation of 2001 financial statements were adopted. Tables are prepared in a format that makes them comparable with those of 2001 financial statements and first half report. The second quarter accounts are not audited.

Effective from January 1, 2002, Polimeri Europa Srl is consolidated line by line; previously it was accounted for by the equity method in view of its sale. Effective from January 1, 2002, core petrochemicals businesses were transferred to Polimeri Europa Srl (now Polimeri Europa SpA) from EniChem SpA. These businesses include olefins and aromatics, intermediate products, styrene and elastomers produced in Italy in Brindisi, Sarroch, Ferrara, Gela, Mantova, Porto Marghera, Priolo, Ravenna and Settimo Milanese. Also the research centers of Ferrara, Mantova, Porto Marghera, Ravenna and Novara were transferred, as well as the interests in industrial and commercial companies in Italy and outside Italy. Employees transferred were about 6,100. Certain plants were not transferred. In order to allow a homogeneous comparison, Eni’s accounts at June 30, 2001 and for the second quarter 2001 have been restated by assuming the integral consolidation of Polimeri Europa Srl, from January 1, 2001. Eni proforma accounts as of June 30, 2001 are attached for information purposes.

I N C O M E   S T A T E M E N T

					(million €)
Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

12,136	11,199	(7.7)	Net sales from operations	26,018	23,904	(8.1)

142	350	146.5	Other income and revenues	382	535	40.1

(8,716)	(8,319)	(4.6)	Operating costs	(18,021)	(17,323)	(3.9)

3,562	3,230	(9.3)	Gross operating margin	8,379	7,116	(15.1)

(1,149)	(1,355)	17.9	Depreciation, amortization and writedowns	(2,260)	(2,541)	12.4

2,413	1,875	(22.3)	Operating income	6,119	4,575	(25.2)

			Net financial expense	(180)	(81)	(55.0)

			Net income from investments	11	50	..

			Income before extraordinary income and income taxes	5,950	4,544	(23.6)

			Net extraordinary income (expense)	430	(93)	..

			Income before income taxes	6,380	4,451	(30.2)

			Income taxes	(2,745)	(1,822)	(33.6)

			Income before minority interest	3,635	2,629	(27.7)

			Minority interest	(98)	(368)	275.5

			Net income	3,537	2,261	(36.1)

			Non-recurring items	404	(211)	..

			"Adjusted" net income	3,133	2,472	(21.1)

First half

Net income for the first half of 2002 amounted to euro 2,261 million, with an euro 1,276 million decrease over the first half of 2001, down 36.1%, due to: (i) a decline in operating income (euro 1,544 million, down 25.2%) related in particular to lower international oil prices (oil down 11.8%, natural gas down 19.7%) and a sharp decline in refining margins (Brent margin declined by 79%); (ii) the negative change in the balance of net extraordinary expense/income (euro 523 million) due to the fact that in the first half of 2001 gains on the sale of assets were recorded for euro 877 million, offset in part by lower restructuring charges, mainly in the Petrochemical segment; (iii) the attribution of net income of Snam Rete Gas SpA to minorities following its public offering of December 2001 (euro 199 million). These negative changes were offset in part by lower income taxes (euro 923 million, down 33.6%), due mainly to lower income before taxes.

Net income before negative non-recurring items (euro 211 million) and before the attribution of net income of Snam Rete Gas SpA to minorities (euro 199 million) decreased by 14.7% (euro 2,671 million as compared to euro 3,133 million of the first half of 2001).

O P E R A T I N G   I N C O M E

					(million €)
Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

1,510	1,228	(18.7)	Exploration and Production (1)	3,485	2,515	(27.8)

596	577	(3.2)	Gas & Power (1) (2)	2,062	2,003	(2.9)

372	60	(83.9)	Refining and Marketing	666	122	(81.7)

(71)	(25)	(64.8)	Petrochemicals	(96)	(141)	46.9

48	73	52.1	Oilfield Services and Engineering	90	159	76.7

(42)	(38)	(9.5)	Other Activities	(88)	(83)	(5.7)

2,413	1,875	(22.3)	Operating income	6,119	4,575	(25.2)

44	(15)		Non-recurring items	41	(28)	..

2,369	1,890	(20.2)	"Adjusted" operating income	6,078	4,603	(24.3)

(1)	Operating income of the first half of 2002 prudentially reflects the euro 62 million effect of the reduction in storage and modulation tariffs following decision No. 49 of the Authority for Electricity and Gas of March 26, 2002. Eni filed an appeal against this decision with the Regional Administrative Court of Lombardia. Pending the result of this appeal, Eni did not record the effects of the new tariff regime on the operating income of the Exploration and Production and Gas & Power divisions. These effects amounted to an euro 202 million decrease on operating income of Exploration and Production division and to an euro 202 million increase on operating income of Gas & Power division.

(2)	Effective from 2002, Eni’s new Gas & Power division is responsible for Eni’s natural gas and electricity generation activities. In the past the results of operations of Natural Gas and Electricity Generation segments were reported separately.

Eni’s operating income for the first half of 2002 totaled euro 4,575 million, a decrease of euro 1,544 million over the first half of 2001, down 25.2%, due mainly to:

•	a decrease in operating income recorded by the Exploration and Production division (euro 970 million, down 27.8%) related to lower international oil prices (oil was down 11.8%; natural gas 19.7%) and lower production sold of natural gas in Italy (9.3 million boe, down 18.8%) mainly due to lower withdrawals from storage, as well as higher asset impairment (euro 78 million). These negative factors were partly offset by increased hydrocarbon production sold outside Italy (15 million boe, up 8.1%) and increased oil production sold in Italy (3.1 million barrels, up 26.3%) and gains on disposal of assets (euro 42 million);

•	a decrease in operating income recorded by the Refining and Marketing segment (euro 544 million, down 81.7%) mainly due to a sharp decline in refining margins (Brent margin was down 79%), which bottomed at a ten-year low, offset in part by higher income from marketing activities related to higher commercial margins in European markets and in Brazil, offset in part by the effects of sale/closure of service stations in Italy.

Daily hydrocarbon production amounted to 1,455,000 boe (oil and condensates 919,000 barrels; natural gas 536,000 boe) increasing by 89,000 boe, up 6.5%, despite the 34,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields mainly in Algeria, Congo, Angola, Nigeria, Italy, the United States, Iran and Pakistan; (ii) production increases registered mainly in the United Kingdom, Algeria and the United States. These increases were partly

S E A S O N A L I T Y

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months.

offset by declines of mature gas fields in Italy. The share of production outside Italy remained at 78%.

In the first half of 2002, streamlining continued and allowed cost savings amounting to euro 230 million, which offset salary increases and the effects of inflation.

Second quarter

Operating income of the second quarter of 2002 amounted to euro 1,875 million, an euro 538 million decrease over the second quarter of 2001, down 22.3%. This decrease reflected: (i) a decline in operating income recorded by the Refining and Marketing segment (euro 312 million, down 83.9%) mainly due to the decline in refining margins (Brent margin was down 68.4%) offset in part by higher commercial margins on European markets; (ii) a decrease in operating income recorded by the Exploration and Production division (euro 282 million, down 18.7%) due to lower international oil prices (oil down 9.1%), higher asset impairment (euro 81 million) and the appreciation of the euro over the dollar. These negative factors were offset in part by higher hydrocarbon production sold (10.4 million boe, up 9.2%) and by gains on disposal of assets (euro 42 million); (iii) a decline in operating income recorded by the Gas & Power division (euro 19 million, down 3.2%) mainly due to the negative effect of the change in the sale mix in primary distribution related to the higher share of sales in Europe destined to Italy, asset impairment in Argentina (euro 34 million) as well as the payment (euro 32 million) of a new environmental tax imposed by the Sicilia Region with Regional Law No. 2 of March 26, 2002, partly offset by higher margins in secondary distribution due to higher tariffs and the positive effects for 2001 and the first quarter of 2002 (euro 72 and 42 million, respectively) of the application of decision No. 122/2002 of the Authority for Electricity and Gas.

These decreases were offset in part by: (i) a reduction in operating losses recorded by the Petrochemical segment (euro 46 million, down 64.8%) due in particular to lower amortization and depreciation charges and the effect of higher prices recorded in the second quarter on the evaluation of stocks; (ii) an increase in operating income recorded by the Oilfield Services and Engineering segment (euro 25 million, up 52.1%), in particular in oilfield services.

N E T   S A L E S  F R O M   O P E R A T I O N S

					(million €)
Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

3,410	3,059	(10.3)	Exploration and Production	7,317	6,282	(14.1)

3,030	3,066	1.2	Gas & Power	8,796	8,434	(4.1)

6,225	5,572	(10.5)	Refining and Marketing	11,585	10,433	(9.9)

1,414	1,262	(10.7)	Petrochemicals	2,872	2,403	(16.3)

709	1,024	44.4	Oilfield Services and Engineering	1,235	1,943	57.3

152	225	48.0	Other Activities	321	498	55.1

(2,804)	(3,009)	7.3	Consolidation adjustment	(6,108)	(6,089)	(0.3)

12,136	11,199	(7.7)		26,018	23,904	(8.1)

First half

Eni’s net sales from operations (revenues) for the first half of 2002 amounted to euro 23,904 million, representing a euro 2,114 million decrease over the first half of 2001, down 8.1%, due mainly to lower international oil prices and lower prices for main downstream products. These negative factors were offset in part by an increase in oil production sold and higher activity levels in the Oilfield Services and Engineering segment.

Revenues generated by the Exploration and Production division (euro 6,282 million) declined by euro 1,035 million, down 14.1%, due essentially to lower international oil prices (oil down 11.8%; natural gas 19.7%), lower natural gas production sold in Italy (9.3 million boe, down 18.8%) and lower volumes of purchased hydrocarbons marketed (21.6 million boe) due mainly to the transfer of the natural gas trading activity to the Gas & Power division. These negative factors were partially offset by higher hydrocarbon production sold outside Italy (15 million boe, up 8.1%) and increased oil production sold in Italy (3.1 million barrels, up 26.3%).

Revenues generated by the Gas & Power division (euro 8,434 million) declined by euro 362 million, down 4.1%, due essentially to lower prices for natural gas, also related to the change in the sale mix, whose effects were partially offset by the transfer of the natural gas trading activity from the Exploration and Production division.

Revenues generated by the Refining and Marketing segment (euro 10,433 million) declined by euro 1,152 million, down 9.9%, essentially due to lower prices for petroleum products (the retail prices of gasoline and diesel fuel were down 16.3% and 14%, respectively) and to reduced sales volumes on both the retail and wholesale markets in Italy (390,000 tonnes, down 3.5%), due primarily to closing and divestment of service stations.

Revenues generated by the Petrochemical segment (euro 2,403 million) decreased by euro 469 million, down 16.3%, due mainly to the 18% fall in the average sales prices of products, partially offset by higher sales (up 3.4%).

Revenues from the Oilfield Services and Engineering segment (euro 1,943 million) increased by euro 708 million, up 57.3%, due to an increase in the level of activity, especially in oilfield services.

R E V E N U E S    B Y   G E O G R A P H I C   A R E A

					(million €)
Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

5,574	5,176	(7.1)	Italy	14,829	12,428	(16.2)

2,952	1,330	(54.9)	Rest of European Union	4,556	3,692	(19.0)

770	1,658	115.3	Rest of Europe	1,568	2,300	46.7

587	599	2.0	Africa	1,064	1,134	6.6

1,824	1,517	(16.8)	Americas	3,127	2,754	(11.9)

429	919	114.2	Asia and other areas	874	1,596	82.6

6,562	6,023	(8.2)	Total outside Italy	11,189	11,476	2.6

12,136	11,199	(7.7)		26,018	23,904	(8.1)

Second quarter

Eni’s net sales from operations (revenues) for the second quarter of 2002 amounted to euro 11,199 million, representing an euro 937 million decrease over the second quarter of 2001, down 7.7%, due mainly to lower international oil prices and main downstream products, as well as the appreciation of the euro over the dollar. These negative effects were offset in part by an increase in oil production sold and higher activity levels in the Oilfield Services and Engineering segment.

O P E R A T I N G   E X P E N S E S

					(million €)
Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

7,956	7,577	(4.8)	Purchases, services and other	16,532	15,857	(4.1)

760	742	(2.4)	Payroll and related costs	1,489	1,466	(1.5)

8,716	8,319	(4.6)		18,021	17,323	(3.9)

First half

Operating costs for the first half of 2002 (euro 17,323 million) decreased by euro 698 million compared to the first half of 2001, down 3.9%, essentially due to: (i) lower supply costs for natural gas and oil-based and petrochemical feedstocks; (ii) cost reductions resulting from streamlining and increased efficiency, which offset almost entirely the increase due to salary rises and inflation. These decreases were partially offset by higher activity levels in the Oilfield Services and Engineering segment.

Payroll and related costs (euro 1,466 million) decreased by euro 23 million, down 1.5%, mainly due to the decline in the number of employees in Italy resulting from the streamlining initiatives undertaken, whose effects were partially offset by an increase in unit labor costs in Italy. As of June 30, 2002 employees were 72,902, with an increase of 497 employees over December 31, 2001, due to a 648 unit increase outside Italy offset in part by a 151 employee decline in Italy related to streamlining actions. The increase outside Italy was due mainly to new hiring on a fixed term base in oilfield services.

E M P L O Y E E S

	Dec. 31, 2001	June 30, 2002

Exploration and Production	7,533	7,690

Gas & Power	14,286	13,535

Refining and Marketing	15,172	14,690

Petrochemicals	12,479	12,414

Oilfield Services and Engineering	18,632	19,834

Other Activities	4,303	4,739

	72,405	72,902

Second quarter

     Operating costs for the second quarter of 2002 (euro 8,319 million) decreased by euro 397 million compared to the second quarter of 2001, down 4.6%, essentially due to lower supply costs for oil-based and petrochemical feedstocks and the effect of the appreciation of the euro over the dollar, as well as cost reductions resulting from streamlining and increased efficiency. These decreases were partially offset by higher activity levels in the Oilfield Services and Engineering segment.

D E P R E C I A T I O N ,   A M O R T I Z A T I O N   A N D   W R I T E D O W N S

					(million €)
Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

793	911	14.9	Exploration and Production	1,538	1,743	13.3

98	89	(9.2)	Gas & Power	210	191	(9.0)

118	127	7.6	Refining and Marketing	238	251	5.5

80	46	(42.5)	Petrochemicals	164	90	(45.1)

46	67	45.7	Oilfield Services and Engineering	85	134	57.6

10	10	0.0	Other Activities	18	27	50.0

1,145	1,250	9.2	Total amortization and depreciation	2,253	2,436	8.1

4	105		Writedowns	7	105	..

1,149	1,355	17.9		2,260	2,541	12.4

First half

Depreciation, amortization and writedown charges in the first half of 2002 (euro 2,541 million) increased by euro 281 million, up 12.4% over the first half of 2001, due to the increases registered in the Exploration and Production division (euro 205 million), due to increased production and higher exploration activity (euro 53 million), and in the Oilfield Services and Engineering segment (euro 49 million) due to the entry into operation of new investments. These increases were partly offset by lower depreciation and amortization charges in the Petrochemical segment (euro 74 million) following assets writedowns recorded in 2001 financial statements.

Writedowns (euro 105 million) concerned essentially proved and unproved properties (euro 85 million) and assets in natural gas secondary distribution in Argentina (euro 17 million) related to their decreased profitability prospects.

Second quarter

Depreciation, amortization and writedown charges in the second quarter of 2002 (euro 1,355 million) increased by euro 206 million, up 17.9%, due to the increases registered in the Exploration and Production and Oilfield Services and Engineering segments, offset in part by the decline in the Petrochemical segment.

N E T   F I N A N C I A L   E X P E N S E

In the first half of 2002 net financial expense (euro 81 million) decreased by euro 99 million over the first half of 2001, due mainly to lower interest rates on European markets (Euribor down 1.3 points) and lower average net borrowings for about euro 760 million.

N E T   I N C O M E   F R O M   I N V E S T M E N T S

Net income from investments in the first half of 2002 amounted to euro 50 million, as compared to a net income of euro 11 million in the first half of 2001 and represented the balance between: (i) income from investments mainly related to Eni’s share of income on investments not included in consolidation in particular in the Gas & Power, Exploration and Production, Refining and Marketing and Oilfield Service and Engineering segments; (ii) expense on investments primarily due to Eni’s share of losses on investments not included in consolidation in particular Galp Energia SGPS SA (euro 18 million) for goodwill amortization, and Blu SpA (euro 25 million). The increase in net income on investments of euro 39 million as compared to the first half of 2001 was due in particular to lower losses of Galp Energia (euro 87 million) offset in part by higher losses of Blu SpA.

N E T   E X T R A O R D I N A R Y   I N C O M E   ( E X P E N S E )

		(million €)
	First half	First half
	2001	2002

Extraordinary income

Gains on disposals	877	47

Other extraordinary income	134	48

	1,011	95

Extraordinary expense

Restructuring costs:

- provisions for risks and contingencies	(369)	(85)
- cost of redundancy incentives	(112)	(49)

- writedowns of fixed assets and losses from investments	(75)	(36)

	(556)	(170)

Other extraordinary expense	(25)	(18)

Extraordinary expense	(581)	(188)

	430	(93)

Gains on disposals related to the sale of investments, businesses and fixed assets as a result of restructuring activities. In particular, gains on disposal in the first half of 2002 amounting to euro 47 million concerned mainly the sale of service stations in Italy.

Provisions for risks of euro 85 million related mainly the reserve for environmental risks in the Refining and Marketing and Petrochemical segments.

Redundancy incentives of euro 49 million concerned primarily the Refining and Marketing segment (euro 21 million), the Gas & Power division (euro 16 million) and the Petrochemical segment (euro 4 million).

Writedowns for euro 36 million concerned essentially assets of the Priolo refinery.

N O N - R E C U R R I N G   I T E M S

			(million €)
Second quarter			First half

2001	2002		2001	2002

(4)	(105)	Asset impairment	(7)	(105)

	(32)	Environmental tax of the Sicilia Region		(32)

	(17)	Other impairment		(17)

		Balance of storage tariffs for year 2001		(16)

	72	Effect of secondary distribution tariffs for year 2001		72

	42	Gains on disposal		42

48	25	Positive effect of stock revaluation	48	28

44	(15)		41	(28)

		of which:

(4)	(43)	- Exploration and Production	(7)	(59)

	5	- Gas & Power		5

48	(1)	- Refining and Marketing	48	(1)

	25	- Petrochemicals		28

	(1)	- Other sectors		(1)

		Non-recurring expense on investments		(13)

		Net extraordinary income (expense)	430	(93)

		Non-recurring items before taxes	471	(139)

		Adjustment of reserve for deferred tax liabilities due to change in tax regime in UK		(215)

		Release of reserve for anticipated amortization as per Law 498/2001		93

		Taxes (estimated)	(67)	45

		Non-recurring items after taxes	404	(211)

Asset impairment (euro 105 million) concerned mainly mineral assets (euro 85 million) and assets in secondary distribution of natural gas in Argentina (euro 17 million). Gains on disposals concerned the sale of mineral assets in the Exploration and Production division. The positive effects of stock revaluations concerned the effects of price increases on the revaluation of stocks in the second quarter in the Petrochemical segment. Income taxes concerned the estimated tax benefit of all non-recurring items.

I N C O M E   T A X E S

Income taxes (euro 1,822 million) decreased by euro 923 million over the first half of 2001, due to an euro 1,929 million decline in income before taxes.

Effective tax rate (41%) declined by 2 percentage points due to the positive net effect of favorable tax laws, offset in part by the net effect of the adjustment of the reserve for deferred tax liabilities due to the 10 percentage point increase in corporate taxes (from 30 to 40%) of oil companies in the United Kingdom (euro 215 million) and of the release of the reserve for anticipated amortization (euro 93 million).

M I N O R I T Y   I N T E R E S T S

Minority interests (euro 368 million) increased by euro 270 million over the first half of 2001, due in particular to the attribution of net income of Snam Rete Gas SpA to minorities (euro 199 million) and higher net income earned by Saipem SpA and Italgas SpA.

N E T   B O R R O W I N G S

Net borrowings as of June 30, 2002 amounted to euro 8,500 million, a euro 1,604 million decrease over December 31, 2001 due to cash provided from operating activities also related to seasonality factors which determine the formation of working capital in the Gas & Power division, absorbed in part by the financial requirements for capital expenditure (euro 3,493 million), payment of dividends for 2001 (euro 2,876 million) and purchase of own shares. Debts and bonds amounted to euro 11,897 million, of which 6,737 were short-term and 5,160 were medium and long-term.

					(million €)
	Dec. 31, 2001	March 31, 2002	June 30, 2002	% Ch. vs.	% Ch. vs.
				Dec. 31, 2001	March 31, 2002

Debts and bonds	12,764	11,535	11,897	(6.8)	3.1

Cash	(2,660)	(4,822)	(3,397)	27.7	(29.6)

Net borrowings at period end	10,104	6,713	8,500	(15.9)	26.6

C A P I T A L   E X P E N D I T U R E
I N T A N G I B L E   A N D   I N T A N G I B L E   A S S E T S

			(million €)
Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

1,076	1,329	23.5	Exploration and Production	1,851	2,563	38.5

223	222	(0.4)	Exploration	370	421	13.8

32	201	528.1	Acquisition of mineral rights	35	201	474.3

821	906	10.4	Development	1,446	1,941	34.2

354	302	(14.7)	Gas & Power	570	446	(21.8)

85	134	57.6	Refining and Marketing	167	204	22.2

180	93	(48.3)	Petrochemicals	229	131	(42.8)

79	65	(17.7)	Oilfield Services and Engineering	128	111	(13.3)

21	29	38.1	Other Activities	31	38	22.6

1,795	1,952	8.7		2,976	3,493	17.4

First half

Capital expenditure (euro 3,493 million) concerned for about 86% the Exploration and Production and Gas & Power divisions.

Exploration expenditure (euro 421 million, of which 93% outside Italy) increased by 13.8% over the corresponding period of 2001. Exploration in Italy was conducted mainly offshore the Adriatic Sea and in deep waters in Sicily and in North and Central areas of Italy; outside Italy it was conducted mainly in the United States, Kazakhstan, Egypt, Russia, Angola and Nigeria.

Expenditure for the acquisition of mineral rights totaled euro 201 million and concerned mainly the purchase of a 2.39% interest in the Kashagan field (See Main Events below for further details).

Development and capital goods expenditure (euro 1,941 million, of which 89% outside Italy) increased by 34.2%. In Italy development expenditure concerned mainly the construction of facilities and infrastructure in Val d’Agri. Outside Italy development expenditure concerned field development in Nigeria, Kazakhstan, Iran, Angola, Venezuela, Libya and the United Kingdom.

Capital expenditure in the Gas & Power division (euro 446 million) concerned: (i) development and maintenance of Eni’s natural gas primary transport network in Italy (euro 136 million); (ii) prosecution of the development plan of electricity generation production capacity (euro 113 million), in particular the Ferrera/Erbognone (Sannazzaro) and Ravenna power plants; (iii) development and maintenance of Eni’s natural gas secondary distribution network in Italy (euro 86 million).

Capital expenditure in the Refining and Marketing segment (euro 204 million) concerned mainly development of the distribution network in Italy and outside Italy.

Second quarter

Capital expenditure in the second quarter of 2002 (euro 1,952 million) concerned for about 84% the Exploration and Production division, in particular the development of fields in Nigeria, Italy, Kazakhstan, Angola and Iran.

M A I N   E V E N T S

In this paragraph main events occurred in the period May 4-July 30, 2002 are described1.

Exploration and Production

Within the program for portfolio rationalization aimed at concentrating operations in areas with significant growth potential where Eni is operator, Eni signed the following agreements:

•	the purchase of a further 2.39% interest in the Kashagan project in Kazakhstan (Eni’s share after the purchase 16.67%). The project partners acquired a proportional share of the interests of BP and Statoil that left the project. This purchase obtained the necessary authorization from the relevant authorities;

•	the sale to TotalFinaElf of Eni’s 45% interest in the Alkaliji oil field offshore Qatar (Eni’s only interest in this country) with daily production of 12,000 barrels net to Eni;

•	the purchase from British company Centrica of an 8.9% interest in the Liverpool Bay fields in the Irish Sea and the sale of Eni’s interests in the Armada Area (5.58%), Renee (17.26%), Rubie (4.78%) and Goldeneye (4.5%) fields with a production of about 6,000 boe/day net to Eni, together with associated exploration interests. The Liverpool Bay fields (Eni’s interest after the purchase 53.9%) started production in 1995 and currently produce approximately 110,000 boe/day (59,000 net to Eni). This transaction is part of Eni’s rationalization process in the British section of the North Sea after the acquisition of British Borneo and Lasmo.

In Angola a new offshore oil discovery was made with the Gabela 1 well in Block 14 (Eni’s share 20%), 400 kilometer north-west of Luanda. The well, which was drilled at a water depth of over 320 meters, penetrating a 25 meter net interval of oil-bearing porous rock, yielded over 1,000 barrels of oil per day in test production. Geologic and engineering studies are planned in order to define the field’s reserves and the development scenario.

(1)	Main events occurred in the periods January 1-March 27 and March 28-May 3, 2002 are described in Eni’s Annual Report for 2001 and Report on the First Quarter of 2002, respectively.

Within the North Caspian Sea project for the development of the Kashagan field in the Kazakh offshore, the second appraisal well (KE-3) confirmed the importance of the discovery allowing to define the amount of recoverable2 reserves of oil in 7 to 9 billion boe. The third appraisal well (KE-5) is being drilled, while the front-end engineering for the first development phase was approved. On June 30, 2002 the field obtained the commercial feasibility.

On July 8, 2002, Eni and INA (the Croatian national company) signed an agreement for the development of the natural gas reserves discovered in the offshore of Croatia by INAGIP, a 50-50 joint venture between Eni and INA. The fields discovered (Ivana, Ika, Ida, Annamaria and Marica) hold recoverable reserves of 20 billion cubic meters of gas (120 million barrels of oil equivalent). Their development will entail the drilling of 18 directional wells, the construction and installation of 9 platforms at a water depth of 60 meters and the laying of underwater sealines for a total length of 120 kilometers. The adopted development scheme offers the greatest operative flexibility and will enable Eni and INA to ship their equity production to the most profitable markets. Total investment in the project is about euro 320 million. Production will start at the end of 2004.

Gas & Power

Eni and EnBW (Energie Baden-Württemberg AG, the third German operator in electricity) have agreed to acquire a 62.22% interest in GVS (Gasversorgung Süddeutschland GmbH), the fourth operator in the German gas market. The closing of this transaction is expected to take place in October, subject to the authorization of the relevant European authorities. EnBW already holds a 33.4% interest in GVS through one of its subsidiaries. The total shareholding (95.62%) will be transferred to a new company owned in equal shares by EnBW and Eni. The value attributed to 100% of GVS amounts to euro 720 million. Eni’s outlay amounts to euro 344 million. GVS is one of the major operators in the German gas market transporting and marketing about 8 billion cubic meters of gas per year to local distribution companies serving about 750 local municipalities in the south-western areas of the country through an approximately 1,880-kilometer long gas pipeline network. In 2001 its revenues reached about euro 1.7 billion. With this interest in GVS, Eni enters the German natural gas market and confirms its leading role in Europe.

With decision No. 122 of June 26, 2002, the Authority for Electricity and Gas complemented its decision No. 237 of December 28, 2000, which defined the new tariff regime for natural gas distribution and supply to eligible customers. Decision No. 122 keeps into account the decision of the Regional Administrative Court of Lombardia of June 13, 2001, which accepted the claim of the Association of natural gas distribution companies against the parameters used by the Authority in determining the cost of capital employed in order to quantify the revenue cap of said companies and therefore annulled the part of decision No. 237 which determined such parameters. The changes introduced by decision No. 122 concern in particular the determination of capital employed for those companies that are provided with audited financial statements starting from the year closing before January 1, 1991, such as Italgas. For these companies, the procedure for the determination of capital employed is based on the method of historic cost, instead of the application of parameters. For all the distributors whose financial statements were not audited, the parameters determined in decision No. 237 still apply.

In May in Ferrera Erbognone, near Pavia, work started for the construction of a new combined cycle power station, the first one to be built in Italy after the liberalization of the electricity market, with a capacity of about 1,000 megawatt, which will be able to produce

(2)	Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

about 7 billion kWh/year. This power station will also produce steam for industrial use and will be fired mainly with natural gas, using also the refinery gas produced by the nearby Eni plant. The investment for the construction of this power plant amounts to euro 550 million to which euro 170 million should be added for the construction of the fuel oil gasification plant to be built in the nearby refinery. The completion of the first of the three units and its startup are expected by the end of 2003. The investments included in Eni’s program for the reduction of the environmental impact of Eni’s plants in the Ferrera Erbognone and Sannazzaro de’ Burgondi area will allow to reduce emissions of sulphur oxides by about 3,700 tonnes per year and the traffic of tankers on roads by 20,000 units per year.

In July 2002 work started for the construction of two new combined cycle 770 megawatt units at the Ravenna power plant. The new plant will have a total capacity of over 900 megawatt and will produce about 5.5 billion kWh/year. It will also produce steam for industrial use and will be fired with natural gas. The investment for the construction of this power plant amounts to about euro 332 million and will allow to reduce to zero emissions of sulphur oxides (2,317 tonnes in 2001) and particulate (71 tonnes in 2001). The completion of the first of the two units and its startup are expected by the end of 2003.

Under Regional Law No. 2 of March 26, 2002, the Sicilian Regional Authorities have introduced an environmental tax on owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The purpose of the tax is “to finance investments aimed at reducing and preventing potential environmental damage caused by pipelines containing natural gas”. The tax for 2002, based on the volume of the gas pipelines, has been fixed at a rate of euro 153 per cubic meter for pipelines on public land and euro 137.70 per cubic meter for pipelines on private land. The tax is payable from April 2002 and the amount due for 2002 totals approximately euro 97 million (nine monthly instalments of approximately euro 10.8 million).

In view of the compulsory nature of this environmental tax, the company has paid the first three instalments (April-June 2002) within the established time limits, according to the procedures set out in the decree issued on April 8, 2002 by the Director-general of the Sicilian regional finance and credit department. The introduction of the tax gives rise to an additional liability which Snam Rete Gas took into account in March 2002 when submitting its proposal to the Italian Authority for Electricity and Gas (“the Authority”) regarding tariffs for the 2002-2003 gas year.

On the strength of authoritative legal opinions and fiscal advice, Snam Rete Gas maintains that this tax is illegitimate for a number of reasons, including: (i) infringement of European Community rules which exclude customs duties, and any other taxes having the same effect, on the import, export and transit of natural gas, as well as infringement of the Constitution of the Italian Republic which prohibits any hindrance to the free movement of persons and things between the Regions; (ii) inconsistency between the declared environmental purposes of the tax and the absence of any kind of pollution attributable to the premise on which the tax is based, especially in view of the fact that gas pipeline laying is always followed by environmental restoration at the expense of the pipeline owners; (iii) non-observance of the principles of coordination, both with the laws of the State and with those of other Regions, given that the Sicilian Region has legislated without waiting for the specific provisions of the State setting out the fundamental principles “of coordination of public finance and the tax system”.

Snam Rete Gas has lodged claims with the Sicilian Regional Authorities requesting reimbursement of the sums paid to date (euro 32.4 million), as a preliminary step for legal proceedings, and intimating their entailment considering that reimbursement is due.

For the Authority (ruling 120/02 published on July 3, 2002), the environmental tax levied by the Sicilian Regional Authorities on Snam Rete Gas’s pipelines is deemed to be inapplicable because it is at variance with European rules that are directly applicable at national level. The Authority has therefore ruled that the new cost affecting the gas transmission service cannot be included in tariffs. Its inclusion will take place automatically and retroactively only if the legitimacy of the regional tax is ascertained by the competent judicial authorities. Regarding the alleged illegitimacy of the tax, the Authority has sent a note to the European Commission (ruling 112/02) and has notified the Italian Parliament (ruling 113/02). The Italian government was similarly notified with ruling 96/02 of May 23, 2002. In the Authority’s opinion, the regional law is at variance with the directly applicable rules of the European directive to liberalize the internal market in natural gas (98/30/EC) which makes provision for public-service obligations, such as environmental protection, on condition that such obligations shall be “clearly defined, transparent, non-discriminatory and verifiable” and shall be published and notified to the European Commission without delay. These conditions are not complied with by the Sicilian law which introduces a discrimination between infrastructures depending on the type of goods transported and the import entry point without the discrimination being effectively justified on environmental grounds. The amount of tax revenue bears no relationship to any effective environmental damage specifically attributable to gas pipelines. The tax is also contrary to the Treaty establishing the European Community which prohibits Member States from imposing customs duties, and any other taxes having the same effect, both in relations between Member States and, after the introduction of the Common Customs Tariff, with third countries, and which also prohibits the adoption of measures that hinder imports. The Authority has authorized Snam Rete Gas to include clauses in agreements with its customers in order to guarantee a rapid definition of adjustments in the company’s favor if the tax proves to be payable.

Whilst maintaining that this tax is illegitimate under the Italian Constitution and European Community rules (a petition having been submitted to the European Commission notifying it of the facts), Snam Rete Gas nevertheless considers that the regional law is applicable and in effect until such time as its illegitimacy is ascertained by the competent judicial authorities and that, until such judgment is passed, there are no legal grounds whereby it can avoid the obligation to pay the tax, also bearing in mind that failure to pay gives rise to sanctions.

In order to protect its interests, Snam Rete Gas: (i) will lodge an appeal with the Regional Administrative Court of Lombardia to obtain immediate recognition in tariffs of a cost that is due and has effectively been incurred by the company; (ii) early in September, as soon as the circumstances materialize constituting tacit rejection of the request for reimbursement of the first installment, will lodge an appeal with the Tax Commission of Palermo aimed at obtaining a definitive and rapid decision ascertaining the legitimacy of the tax.

Refining and Marketing

Eni and the Portuguese Galp Energia SGPS SA (in which Eni holds a 33% interest) bought, with respective interests of about 50%, the whole distribution network of TotalFinaElf in Spain: 186 service stations with a total throughput of 620 million of liters per year. They also bought a storage site with a capacity of more than 100 million of liters located along the Spanish Mediterranean coast. The agreement that will be submitted for approval to the relevant antitrust authority includes the sale by Eni to TotalFinaElf of 195 service stations in Italy with a total throughput of 270 million of liters per year, while Galp Energia will sell to TotalFinaElf 111 service stations in Portugal with a total throughput of 260 million of liters per year.

Within its strategy of selective development outside Italy in areas characterised by interesting growth perspectives, Eni signed an agreement with Tamoil for the purchase of refined products distribution activities in Eastern Europe. These include in particular 23 service stations in the Czech Republic, 6 in Slovakia and 11 in Hungary with a throughput of about 45, 11 and 15 million liters per year, respectively. After the completion of the purchase, that will be submitted for approval to the relevant antitrust authorities, Eni’s market share will increase from 4.1% to 5.7% in the Czech Republic, from 2.2% to 3.4% in Slovakia and from 5% to 5.7% in Hungary.

Oilfield Services and Engineering

Oilfield services

On July 9, 2002, Saipem completed the acquisition of Bouygues Construction’s 50.8% interest in Bouygues Offshore after receiving the approval of the Antitrust Authority of the European Commission. Bouygues Offshore is a French company leader in the field of engineering for the oil industry. The cash offer price of euro 60.08 per share corresponds to an evaluation of the company at about euro 1 billion. Following approvals from the French and USA market authorities Saipem intends to launch a public offer for the remaining shares held by the public at the same price paid to Bouygues Construction for its majority interest. This transaction represents the largest cross-border acquisition in Europe in the oilfield services sector. The combination of Saipem’s recognised construction capabilities and Bouygues Offshore’s powerful engineering and project management expertise will create a new, truly worldwide group with a superior competitive positioning in the provision of EPIC services to the oil industry. With this acquisition Saipem reaches a superior competitive positioning in the provision of EPIC services to the oil industry, with a particular focus on activities in remote areas, deep-water environments and gas-related projects. The new group will be a truly worldwide contractor, with strong local presence in strategic and emerging areas such as West Africa, the former Soviet Union, Central Asia, North Africa, Middle East and South East Asia. Bouygues Offshore, which is listed on the Paris and New York Stock Exchanges, is a leader in the design, construction, installation and management of onshore and offshore oil and gas production facilities. Other activities include maintenance services, construction of port facilities, and LNG supply. Bouygues Offshore’s main geographic areas of activities are Europe and Africa. Bouygues Offshore has approximately 2,500 engineers within its workforce, and generated revenues of euro 1 billion and net income of euro 46 million in 2001. On April 30, 2002, Bouygues Offshore announced first-quarter 2002 results, with an 8.1% increase in net sales over the same period of 2001 and an order backlog of euro 1.2 billion.

On June 3, 2002, the Saipem 7000 pipelaying vessel has completed the deepwater installation of the second and last line of the Blue Stream, the gasline linking Russia to Turkey, commenced late February in the Russian part of the Black Sea. The two 24” diameter, 385-kilometer long pipelines have been laid at a record water depth of 2,150 meters. Tie-in will be performed on the Turkish side by Castoro 8, another vessel of the Saipem fleet. Hydrotest and pre-commissioning activities are scheduled to be completed by end September for the first line and by December for the second line.

During the period under review the following contracts were acquired: in the Offshore construction area: (i) in a consortium with Hyundai Heavy Industries a turn-key contract for the construction and installation of a production platform, offshore western Libya within the development project of the Wafa and Structure C fields in permit NC-41 operated by Eni with a 50% interest. The total value of the contract is estimated at euro 620 million, of which Saipem’s share is euro 420 million and includes project management, engineering, procurement, fabrication, transportation and installation, hookup and commissioning, start-up and six month of operational assistance. The platform will be installed during the first half of 2004 at a water depth of 190 meters using the Saipem 7000 vessel; (ii) the EPSC2 turn-key contract for phase 4 of the Peciko Project from TotalFinaElf for euro 149 million. The contract includes engineering, procurement, fabrication, transport and installation of two platforms and six sealines, offshore East Kalimantan in Indonesia. Marine activities, performed by Castoro 2 and Maxita will be completed in July 2004; (iii) a contract for euro 63 million from Shell for the Goldeneye Project in the North Sea, comprising the laying of two sealines by Castoro 6 during the second quarter of 2003; (iv) in joint venture with the Nigerian company Pelfaco a contract for the supply of the Okpoho platform for the development of the Okpoho field offshore Nigeria operated by Eni with a 100% interest. The contract for euro 53 million includes engineering, procurement, construction and start-up activities, the installation phase is expected to be performed in June 2003 by Castoro 8. In the Offshore drilling area a contract with Statoil for the lease of the Scarabeo 5 semi-submersible drilling rig for 3 years in the North Sea. The value of the contract is dollar 160 million and Statoil has the option to extend the lease for a further period of up to 16 months.

Share buy-back program

In order to increase value for shareholders Eni’s General Shareholders’ Meeting on May 30, 2002 resolved to continue the share buy-back program up to a maximum of 400 million own shares, nominal value 1 euro, and increased by euro 2 billion the maximum amount (from 3.4 to 5.4 billion). Both limits include shares in portfolio at the Meeting’s date (161.4 million shares, nominal value 1 euro, for euro 2,175 million).

Period	No.	average	total	share of
	of shares	cost	cost	capital stock
	million	€/share	million €	%

January 1-July 30 2002	28.5	15.02	428	0.71

From the beginning of the program (September 1, 2000)	182.9	13.65	2,496	4.57

2000-2001 Stock Option Plan

Eni 2000-2001 Stock Option Plan — described in detail in Eni’s 2001 Annual Report -provides for options for the subscription of Eni shares to be exercised increasing capital as resolved by Eni’s Shareholders’ Meeting on August 2, 2000, if in July 2002 the arithmetic average of Eni’s stock prices is equal or higher than euro 16.8. With reference to Eni’s stock price in July 2002, the 14,369,500 options for the subscription of Eni shares offered to 180 Eni managers at the price of euro 12.992 per share (corresponding to the arithmetic average of Eni stock prices recorded on the Mercato Telematico Azionario in the month preceding Eni’s Board of Directors’ decision of September 26, 2000 to increase capital are no longer exercisable.

M A N A G E M E N T   E X P E C T A T I O N S   O F   O P E R A T I O N S

Trends in 2002 of main outside variables that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to recover in the second half of 2002 (up 2%, over the second half of 2001) in line with the expected recovery of world economy, in particular in the USA. The increase in demand is expected to be of half a percentage point in 2002. The market situation, persisting tension in the Middle East and the possible shortage of Brent crude, due to summer maintenance operations at North Sea plants should support the price of oil in the second half of 2002. The price of oil is expected to reach about 25 dollars/barrel, representing a 10% increase as compared to the second half of 2001. In 2002, then, the price of oil would average about 24 dollars/barrel (24.46 in 2001);

demand for natural gas in Italy is expected to increase by 2% compared to 2001, due to increased consumption for the production of electricity and for industrial uses;

•	refining margins are expected to decline compared to 2001. The recovery in the demand for products expected in the second half of the year will not to be sufficient to offset the weak product prices as compared to oil prices registered in the early months of the year, a situation that led refining margins to their lowest levels in the past ten years;

•	demand for petrochemical products is expected to increase slightly in the second half of 2002 in line with the recovery of world economy. The marked increase in demand and sales of the first half of 2002 was mainly related to the rebuilding of stocks of processing companies. The increase in prices will be offset in part by the expected increase in prices of oil-based feedstocks, so that the improvement in margins will not be able to offset the decline in margins recorded in the first quarter of 2002. On an annual basis margins are expected to remain on lower levels than in 2001 but with a general improving trend.

The following are the forecasts for the production and sales performance of Eni’s main activities in 2002:

•	daily production of hydrocarbons, before the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow by approximately 8% compared to 2001, due to production increases in Norway, the United Kingdom, Venezuela, Kazakhstan, Egypt, Nigeria, and Italy (oil), as well as new fields coming on line in particular in Algeria, Iran, the United States and Pakistan. These increases will be partly offset by the effects of production cuts decided by OPEC;

•	volumes of natural gas sold in primary distribution in Italy, assuming that temperatures are normal for the rest of the year, are expected to decline by approximately 8% compared to 2001, due to the gradual alignment of Eni’s market share with the regulatory limits; this decline will affect in particular sales to wholesalers and industries. Volumes sold in Europe destined to Italy are expected to more than double (up 353% in the first half of 2002) due to the reaching of full supplies of some transmission contracts to Italian importers. Volumes transported on behalf of third parties in Italy are expected to increase by about 70%, also in relation to the increase in Eni’s sales in Europe destined to Italy;

•	electricity production sold is forecasted at approximately 5,000 gigawatthour, roughly stable as compared to 2001; volumes of purchased electricity sold on the market are forecasted at approximately 1,500 gigawatthour;

•	total refinery processing on wholly owned refineries is expected to remain stable due to the slight increase in processing on account of third parties which offset in part the decline of processing on own account. The new processing mix reflects the sale to Tamoil of processing capacity for 1.6 million tonnes/year that took place in 2001. The overall balanced capacity utilization rate of wholly owned refineries is expected to remain stable (97% in 2001).

In 2002 capital expenditure are expected to amount to approximately euro 8.5 billion; about 86% of these investments will be made in the Exploration and Production and Gas & Power divisions.

E X P L O R A T I O N   A N D   P R O D U C T I O N

Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

1,510	1,228	(18.7)	Operating income (million euro)	3,485	2,515	(27.8)

1,346	1,468	9.1	Daily production of hydrocarbons (thousand boe)	1,366	1,455	6.5

297	315	6.1	Italy	304	313	3.0

312	349	11.9	North Africa	313	340	8.6

231	238	3.0	West Africa	233	238	2.1

280	313	11.8	North Sea	279	313	12.2

226	253	11.9	Rest of world	237	251	5.9

112.9	123.3	9.2	Production sold (million boe)	247.3	256.1	3.6

First half

Operating income for the first half of 2002 totaled euro 2,515 million, representing an euro 970 million decrease over the corresponding period of 2001, down 27.8%, due mainly to: (i) lower international oil prices (oil was down 11.8%; natural gas 19.7%) related to the unfavorable energy environment; (ii) lower natural gas production sold in Italy (9.3 million boe, down 18.8%) due mainly to lower withdrawals from storage; (iii) higher depreciation of mineral assets (euro 78 million); (iv) a decrease in storage and modulation tariffs due to the effects of decision No. 49/2002 of the Authority for Electricity and Gas (euro 62 million); (v) higher exploration costs (euro 53 million). These negative factors were offset in part by: (i) increased hydrocarbon production sold outside Italy (15 million boe, up 8.1%) and increased oil production sold in Italy (3.1 million barrels, up 26.3%); (ii) cost reductions related to synergies deriving from the integration of purchased companies and streamlining; (iii) gains on disposal of assets (euro 42 million).

Daily hydrocarbon production (1,455,000 boe — oil and condensates 919,000 barrels; natural gas 536,000 boe) increased by 89,000 boe, up 6.5%, despite the 34,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields mainly in Algeria, Congo, Angola, Nigeria, Italy, the United States, Iran and Pakistan; (ii) production increases recorded mainly in the United Kingdom, Algeria and the United States. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remained at 78%.

Daily production of oil and condensates (919,000 barrels) increased by 65,000 barrels, up 7.6%, due to increases registered outside Italy (68,000 barrels), in particular in: (i) Algeria, due to the start-up of the HBN (Eni’s interest 34.63%), HBNS/BKNE (Eni’s interest 12.25%) and ZEK (Eni’s interest 100%) fields; (ii) the United Kingdom, due to the full operations of the Elgin/Franklin fields (Eni’s interest 21.87%) and to the purchase of 30% of T-Block fields made in August 2001; (iii) in Congo due to the start-up of the Foukanda and Mwafi fields (Eni operator with a 65% interest) in the second half of 2001; (iv) in Egypt due to the production increase at the El Temsah concession (Eni’s share 25%) and (v) in Italy (18,000 barrels) due to the entry into operation of the Monte Alpi pipeline which transports oil produced in the Val d’Agri fields to Eni’s refinery in Taranto at the end of 2001. These increases were partly offset by a 21,000 barrels reduction outside Italy, in particular in Nigeria and Libya, due to production cuts decided by OPEC, as well as in Ecuador and China.

Daily production of natural gas production (536,000 boe) increased by 24,000 boe, up 4.6%, due to the increases registered outside Italy (33,000 boe), in particular in the United Kingdom, the United States (in connection with the start-up of the King Kong and Yosemite fields - Eni’s interest 50%), Pakistan and Croatia. These increases were offset in part by declines of mature fields in Italy (9,000 boe), in particular in the Garibaldi/Agostino, Angela/Angelina and Daria fields.

Hydrocarbon production sold amounted to 256.1 million boe. The 7.2 million boe decrease over production was due to lower withdrawals as compared to allotted shares (underlifting) outside Italy (3.7 million boe) and by natural gas production used for own consumption (3.5 million boe).

Second quarter

Operating income for the second quarter of 2002 totaled euro 1,228 million, representing an euro 282 million decrease over the corresponding period of 2001, down 18.7%, due mainly to lower international oil prices (oil down 9.1%), higher depreciation charges (euro 81 million) and the appreciation of the euro over the dollar. These negative factors were offset in part by increased hydrocarbon production sold (10.4 million boe, up 9.2%) and gains on disposal of assets (euro 42 million).

Daily hydrocarbon production (1,468,000 boe — oil and condensates 927,000 barrels; natural gas 541,000 boe) increased by 122,000 boe, up 9.1%, despite the 34,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields mainly in Algeria, Congo, Angola, Nigeria, Italy, the United States and Iran; (ii) production increases recorded mainly in the United Kingdom and Algeria. These increases were partly offset by declines of mature gas fields in Italy.

Daily production of oil and condensates (927,000 barrels) increased by 80,000 barrels, up 9.4%, due to increases registered in particular in Algeria, the United Kingdom, Congo, Egypt and Kazakhstan, as well as in Italy, partly offset by declines in Nigeria and Libya due to production cuts decided by OPEC, and Ecuador.

Daily production of natural gas (541,000 boe) increased by 42,000 boe, up 8.4%, due to the increases registered in particular in the United Kingdom, the United States and Kazakhstan offset in part by declines in Italy.

G A S   &   P O W E R

Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

596	577	(3.2)	Operating income (million euro)	2,062	2,003	(2.9)

11.66	12.20	4.6	Natural gas sales (billion cubic meters)	32.47	33.26	2.4

11.29	10.37	(8.1)	Italy	31.61	29.39	(7.0)

4.51	3.76	(16.6)	Wholesalers (distribution companies)	17.27	15.88	(8.0)

6.78	6.61	(2.5)	End customers	14.34	13.51	(5.8)

3.76	3.51	(6.6)	- Industrial users	8.03	7.29	(9.2)

1.43	1.30	(9.1)	- Industrial electricity producers	2.93	2.72	(7.2)

1.59	1.80	13.2	- Distributors of electricity	3.38	3.50	3.6

0.37	1.83	394.6	Outside Italy	0.86	3.87	350.0

0.36	1.76	388.9	In Europe destined to Italy	0.83	3.76	353.0

0.01	0.07	600.0	European market	0.03	0.11	266.7

0.66	0.61	(7.6)	Sales in secondary distribution outside Italy (billion cubic meters)	2.00	1.94	(3.0)

17.47	18.31	4.8	Transport of natural gas in Italy (billion cubic meters)	36.02	39.31	9.1

15.03	13.52	(10.0)	Eni	31.15	29.97	(3.8)

2.44	4.79	96.3	Third parties	4.87	9.34	91.8

			Sales of electricity generation activity

1,339	1,239	(7.5)	Electricity (gigawatthour)	2,658	2,605	(2.0)

588	384	(34.7)	Electricity trading (gigawatthour)	854	790	(7.5)

2,466	2,419	(1.9)	Steam (thousand tonnes)	5,164	4,993	(3.3)

First half

Operating income in the first half of 2002 amounted to euro 2,003 million, an euro 59 million decrease over the first half of 2001, down 2.9%, due mainly to: (i) the negative effect of the change in the sale mix in primary distribution related to the higher share of sales in Europe destined to Italy; (ii) asset impairment in secondary distribution activity in Argentina (euro 34 million); (iii) the payment of a new environmental tax (euro 32 million) established by the Sicilia Region with Regional Law No. 2 of March 26, 2002 (See Main Events — Gas & Power division). These negative factors were offset in part by: (i) higher margins in secondary distribution related to higher tariffs and the positive effect for 2001 (euro 72 million) of the application of decision No. 122/2002 of the Authority for Electricity and Gas (See Main Events — Gas & Power division); (ii) lower costs related to streamlining, in particular in transport activities in Italy, which were partly offset by salary increases and inflation.

Natural gas sales in primary distribution (33.26 billion cubic meters) increased by 0.79 billion cubic meters over the first half of 2001 (up 2.4%), due to higher sales in Europe destined to Italy (2.93 billion cubic meters) offset in part by a 2.22 billion cubic meters decline of sales in Italy.

Sales of natural gas in Italy (29.39 billion cubic meters) decreased by 2.22 billion cubic meters, down 7%, due mainly to lower sales to: (i) wholesalers (1.39 billion cubic meters) due to the beginning of supplies at the border to Plurigas SpA in the fourth quarter of 2001; (ii) industrial users (0.74 billion cubic meters) due to the interruption of interruptible supplies occurred in the first two months of the year in coincidence with demand peaks in the residential and commercial segment in the same period and lower sales to continuous industrial customers.

Sales in Europe destined to Italy (3.76 billion cubic meters) increased by 2.93 billion cubic meters, up 353%, due to the progressive coming on line of long term supply contracts to Italian importers (Plurigas, Edison, Dalmine, Cir Energia).

Sales of natural gas in secondary distribution in Italy (4.71 billion cubic meters) increased by 0.21 billion cubic meters, up 4.7%, due mainly to the approximately 110,000 units increase in the number of customers served (5.61 million as of June 30, 2002) and to a cold winter. Municipalities served as of June 30, 2002 were 1,186 (1,186 as of December 31, 2001).

Sales in secondary distribution outside Italy (1.94 billion cubic meters) were substantially stable (2 billion cubic meters in the first half of 2001).

Eni transported 39.31 billion cubic meters of natural gas in Italy, an increase of 3.29 billion cubic meters, up 9.1%, due mainly to increased volumes transported on behalf of Italian importers (4.47 billion cubic meters), offset in part by lower volumes transported on behalf of Eni’s primary distribution (1.18 billion cubic meters).

Second quarter

Operating income in the second quarter of 2002 amounted to euro 577 million, an euro 19 million decrease over the second quarter of 2001, down 3.2%, due mainly to the negative effect of the change in the sale mix in primary distribution related to the higher share of sales in Europe destined to Italy, to asset impairment in Argentina (euro 34 million) and the payment of a new environmental tax (euro 32 million) established by the Sicilia Region with Regional Law No. 2 of March 26, 2002. These negative factors were offset in part by higher margins in secondary distribution related to higher tariffs and the positive effect in 2001 and the first quarter of 2002 (euro 72 and 42 million, respectively) of the application of decision No. 122/2002 of the Authority for Electricity and Gas.

Sales of natural gas in primary distribution (12.20 billion cubic meters) increased by 0.54 billion cubic meters over the second quarter of 2001 (up 4.6%) due to higher sales in Europe destined to Italy (1.40 billion cubic meters) offset in part by lower sales in Italy (0.92 billion cubic meters) due in particular to lower sales to wholesalers (0.75 billion cubic meters).

Eni transported 18.31 billion cubic meters of natural gas in Italy, an increase of 0.84 billion cubic meters, up 4.8%, due to higher volumes transported on behalf of Italian importers (2.35 billion cubic meters), offset in part by lower volumes transported on behalf of Eni’s primary distribution (1.51 billion cubic meters).

R E F I N I N G   A N D   M A R K E T I N G

Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

372	60	(83.9)	Operating income (million euro)	666	122	(81.7)

13.24	13.42	1.4	Sales (million tonnes)	25.85	25.64	(0.8)

2.98	2.81	(5.7)	Retail sales Italy	5.76	5.48	(4.9)

1.08	1.05	(2.8)	Retail sales outside Italy	2.01	2.01	0.0

2.62	2.54	(3.1)	Wholesale sales Italy	5.31	5.20	(2.1)

1.39	1.32	(5.0)	Wholesale sales outside Italy	2.68	2.61	(2.6)

5.17	5.70	10.3	Other sales	10.09	10.34	2.5

First half

Operating income in the first half of 2002 amounted to euro 122 million, an euro 544 million decrease over the first half of 2001, down 81.7%, due mainly to: (i) the unfavorable refining scenario (Brent margin was down 79%), related to a weak demand and high stocks of refined products worldwide, as well as to lower margins on continent-based refineries following a reduction in Fob/Cif differentials; (ii) the fact that in the first half of 2001 the effect of a decrease in stocks (valued at Lifo) was recorded for euro 48 million; (iii) higher costs in maintenance of refineries, related to the early performance of planned maintenance due to the especially negative refining scenario of the second quarter of 2002; (iv) lower volumes sold in retail markets in Italy due to the sale/closure of service stations (for a total of 846 units from June 30, 2001). These negative factors were offset in part by: (i) higher results in distribution due to the increase in commercial margins on European markets; (ii) increased results in LPG, mainly in Brazil, and lubricants activities; (iii) lower costs related to streamlining, offset in part by salary increases and inflation.

Refinery intake processing in Italy and outside Italy (19.62 million tonnes) was substantially stable. The overall balanced capacity utilization rate of wholly owned refineries was also stable (92% as compared to 93% in the first half of 2001). About 39.1% of all oil processed came from Eni’s Exploration and Production division (32.9% in the first six months of 2001).

Sales on retail and wholesale markets in Italy (10.68 million tonnes) decreased by 390,000 tonnes, down 3.5%, mainly due to lower sales in retail markets in connection with the sale/closure of 846 service stations with a related 2.2 points decrease in market share (from 39.9 of the first half of 2001 to 37.7%). Wholesale market share declined by 1.2 points, from 24.3 to 23.1%.

Retail and wholesale sales outside Italy (4.62 million tonnes) were stable.

As of June 30, 2002, Eni’s retail distribution network consisted of 11,454 service stations (of which 8,098 in Italy), 253 less than at December 31, 2001, due mainly to divestments in Italy in the context of the agreement signed with Tamoil in 2001.

Second quarter

Operating income in the second quarter of 2002 amounted to euro 60 million, an euro 312 million decrease over the second quarter of 2001, down 83.9%, due to: (i) the unfavorable refining scenario (Brent margin was down 64.8%); (ii) the fact that in the second quarter of 2001 the effect of a decrease in stocks (valued at Lifo) was recorded for euro 48 million; (iii) higher costs for the maintenance of refineries; (iv) lower volumes sold on retail markets in Italy due to the sale/closure of service stations. These negative factors were offset in part by higher commercial margins on European markets, higher results in lubricants and higher margins in Brazil.

Refinery intake processing in Italy and outside Italy (9.93 million tonnes) decreased by 610,000 tonnes, down 5.8%, due in particular to longer standstills of plants for maintenance. Sales on retail and wholesale markets in Italy (5.35 million tonnes) decreased by 250,000 tonnes, down 4.5%.

P E T R O C H E M I C A L S

Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

(71)	(25)	(64.8)	Operating income (million euro)	(96)	(141)	46.9

1,671	1,494	(10.6)	Sales (thousand tonnes)	3,249	3,358	3.4

1,031	837	(18.8)	Basic petrochemicals	1,981	1,977	(0.2)

197	302	53.3	Styrenes and elastomers	503	601	19.5

443	355	(19.9)	Polyethylenes and polyurethanes	765	780	2.0

First half

Operating losses amounted to euro 141 million, an increase of euro 45 million over the corresponding period of 2001, up 46.9%, due to lower margins of products especially in the first quarter, reflecting a sharp decline in selling prices (an average decrease of 18%) as compared to a smaller decrease in oil-based feedstocks costs. These factors were offset in part by lower depreciation and amortization charges (euro 74 million) following plant writedowns recorded in 2001 and the effects of the price increase of the second quarter on the evaluation of stocks (euro 28 million).

Sales (3,358,000 tonnes) increased by 109,000 tonnes, up 3.4%, due to inventory build-up by final users that affected all areas whose effects were offset in part by the closing down of the Porto Torres chlorine plant.

Production (4,919,000 tonnes) was stable.

Second quarter

Operating losses amounted to euro 25 million, a decrease of euro 46 million over the corresponding period of 2001, down 64.8%, due to lower depreciation and amortization charges, the effect of higher prices on the evaluation of stocks (euro 25 million) offset in part by lower margins.

Sales (1,494,000 tonnes) decreased by 177,000 tonnes, down 10.6%, due essentially to the closing down of the Porto Torres chlorine plant.

Production (2,474,000 tonnes) was stable.

O I L F I E L D   S E R V I C E S   A N D   E N G I N E E R I N G

				(million €)
Second quarter				First half

2001	2002	% Ch.		2001	2002	% Ch.

48	73	52.1	Operating income	90	159	76.7

			Order backlog	7,273	8,119	11.6

			Oilfield services	3,035	3,394	11.8

			Engineering	4,238	4,725	11.5

First half

Operating income for the first half of 2002 totaled euro 159 million. Oilfield services activities registered operating income of euro 175 million with an euro 83 million increase, up 90.2%, due primarily to the Blue Stream contract and to the results obtained in the Onshore construction area, especially following increases in activity in the Far East, West Africa and Saudi Arabia, as well as the start-up of an important project in Algeria, whose positive effects were offset in part by the lower profitability of a number of contracts in the Offshore and Onshore drilling areas. Engineering activities showed an operating loss of euro 16 million, due primarily to the euro 18 million provision to a reserve for litigation.

During the first half of 2002 orders were acquired for euro 3,171 million (euro 1,955 million in the first half of 2001), of which 96% concerned work to be performed outside Italy and 25% work assigned by Eni companies. The order backlog as of June 30, 2002 amounted to euro 8,119 million (euro 6,769 million as of December 31, 2001); 72% concerned work to be performed outside Italy and 16% work assigned by Eni companies.

Second quarter

Operating income for the second quarter of 2002 totaled euro 73 million. Oilfield services registered operating income of euro 94 million with an euro 44 million increase over the second quarter of 2001, up 88%; engineering registered an operating loss amounting to euro 21 million.

A N N E X :   P R O - F O R M A   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S   O F   E N I
A N D   P O L I M E R I   E U R O P A   S R L   A T   J U N E   3 0 ,   2 0 0 1

I N C O M E   S T A T E M E N T

		(million €)
	Eni	Eni pro-forma

Net sales from operations	26,208	26,400

Operating expenses	(17,845)	(18,021)

Gross operating margin	8,363	8,379

Depreciation, amortization and writedowns	(2,227)	(2,260)

Operating income	6,136	6,119

Net financial income (expense)	(170)	(180)

Net income from investments	(31)	11

Income before net extraordinary expense and income taxes	5,935	5,950

Net extraordinary expense	451	430

Income before income taxes	6,386	6,380

Income taxes	(2,743)	(2,745)

Income before minority interest	3,643	3,635

Minority interest	(106)	(106)

Net income	3,537	3,537

B A L A N C E   S H E E T

		(million €)
	Eni	Eni pro-forma

Fixed assets	34,191	34,778

Intangible assets	3,574	3,593

Investments	3,150	2,710

Accounts receivable financing, and securities related to operations	1,612	1,373

Net accounts payable in relation to investment activities	(873)	(878)

Fixed assets	41,654	41,576

Net working capital	(5,901)	(5,527)

Reserve for employees’ termination indemnities	(473)	(495)

Net capital employed	35,280	35,554

Shareholders’ equity	24,745	24,745

Minority interest	1,704	1,704

Net borrowings	8,831	9,105

Total liabilities and shareholders’ equity	35,280	35,554

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock: € 4,001,697,276 fully paid
Branches:
San Donato Milanese (MI) — Via Emilia, 1
San Donato Milanese (MI) — Piazza Ezio Vanoni, 1
Gela (CL) — Strada Provinciale, 82

Investor Relations
Eni SpA, Piazzale Enrico Mattei, 1 — 00144 Rome
Tel. +39-0659822624 — Fax +39-0659822631
e-mail: investor.relations@eni.it

Internet Home page: http://www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Overall coordination: EniComunicazione SpA — Rome — Italy
Design: Angelini Design — Rome — Italy
Cover: On-Off — Milan — Italy
Cover photo: Laura Ronchi

Società per Azioni
Piazzale Enrico Mattei, 1 — 00144 Roma
Tel. +39.0659821 Fax +39.0659822141
www.eni.it